Exhibit 99.6

April 27, 2026

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

Office of the Yukon Superintendent of Securities

Dear Sir/Madam:

Re: Valor Gold Corp.

We refer to the management proxy circular of Seabridge Gold Inc. dated March 30, 2026 (the “Circular”) relating to the proposed spin-out of the Courageous Lake gold project to a newly created company, Valor Gold Corp. (the “Company”).

We consent to being named and to the use in the above-mentioned Circular, of our report dated April 16, 2026, to the Shareholders of the Seabridge Gold Inc. on the following carve-out financial statements of the Company:

a.	Carve-out statements of financial position as at December 31, 2024 and December 31, 2023; and,

b.	Carve-out statements of loss and comprehensive loss, cash flows and changes in equity and the notes to the carve-out financial statements for each of the years in the two-year period ended December 31, 2024.

We report that we have read the Circular and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the carve-out financial statements upon which we have reported or that are within our knowledge as a result of our audit of such carve-out financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the Circular as these terms are described in the CPA Canada Handbook – Assurance.

Sincerely,

Chartered Professional Accountants

MNP LLP
Suite 2400 - 609 Granville Street, PO Box 10203 LCD Pacific Centre, Vancouver B.C., V7Y 1E7	1.877.688.8408 T: 604.685.8408 F: 604.685.8594
MNP.ca

CONSENT OF QUALIFIED PERSON
Jesse J. Aarsen, P. Eng.

March 30, 2026

To:	Seabridge Gold Inc.

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

The Office of the Yukon Superintendent of Securities

Re:	Seabridge Gold Inc. (the “Company”)

Management Information Circular of the Company dated March 30, 2026 (the “Circular”)

Reference is made to: (a) the Circular; and (b) the Technical Report titled “Courageous Lake Project, Pre-feasibility Study and Preliminary Economic Assessment NI 43-101 Technical Report” with an effective date of January 5, 2024, as amended and restated on March 23, 2026 (the “Technical Report”).

I hereby consent to the public filing of the Technical Report, to being named in the Circular and to the inclusion or incorporation by reference of information derived from the Technical Report within the Circular.

I confirm that I have read the Circular and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible. I have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Technical Report or that are within my knowledge as a result of the services I performed in connection with the Technical Report.

Yours truly,

“Jesse J. Aarsen”

Jesse J. Aarsen, P. Eng.

CONSENT OF QUALIFIED PERSON
Sue Bird, M. Sc., P. Eng.

March 30, 2026

To:	Seabridge Gold Inc.

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

The Office of the Yukon Superintendent of Securities

Re:	Seabridge Gold Inc. (the “Company”)

Management Information Circular of the Company dated March 30, 2026 (the “Circular”)

Reference is made to: (a) the Circular; and (b) the Technical Report titled “Courageous Lake Project, Pre-feasibility Study and Preliminary Economic Assessment NI 43-101 Technical Report” with an effective date of January 5, 2024, as amended and restated on March 23, 2026 (the “Technical Report”).

I hereby consent to the public filing of the Technical Report, to being named in the Circular and to the inclusion or incorporation by reference of information derived from the Technical Report within the Circular.

I confirm that I have read the Circular and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible. I have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Technical Report or that are within my knowledge as a result of the services I performed in connection with the Technical Report.

Yours truly,

“Susan Bird”

Sue Bird, M. Sc., P.Eng.

CONSENT OF QUALIFIED PERSON
Walter Neil Brazier, P. Eng.

March 30, 2026

To:	Seabridge Gold Inc.

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

The Office of the Yukon Superintendent of Securities

Re:	Seabridge Gold Inc. (the “Company”)

Management Information Circular of the Company dated March 30, 2026 (the “Circular”)

Reference is made to: (a) the Circular; and (b) the Technical Report titled “Courageous Lake Project, Pre-feasibility Study and Preliminary Economic Assessment NI 43-101 Technical Report” with an effective date of January 5, 2024, as amended and restated on March 23, 2026 (the “Technical Report”).

I hereby consent to the public filing of the Technical Report, to being named in the Circular and to the inclusion or incorporation by reference of information derived from the Technical Report within the Circular.

I confirm that I have read the Circular and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible. I have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Technical Report or that are within my knowledge as a result of the services I performed in connection with the Technical Report.

Yours truly,

“Walter Neil Brazier”

Walter Neil Brazier, P. Eng.

CONSENT OF QUALIFIED PERSON
Cameron Clayton, P. Eng., P. Geo.

To:	Seabridge Gold Inc.

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

The Office of the Yukon Superintendent of Securities

Re:	Seabridge Gold Inc. (the “Company”)

Management Information Circular of the Company dated March 30, 2026 (the “Circular”)

Reference is made to: (a) the Circular; and (b) the Technical Report titled “Courageous Lake Project, Pre-feasibility Study and Preliminary Economic Assessment NI 43-101 Technical Report” with an effective date of January 5, 2024, as amended and restated on March 23, 2026 (the “Technical Report”).

I hereby consent to the public filing of the Technical Report, to being named in the Circular and to the inclusion or incorporation by reference of information derived from the Technical Report within the Circular.

I confirm that I have read the Circular and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible. I have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Technical Report or that are within my knowledge as a result of the services I performed in connection with the Technical Report.

Yours truly,

“Cameron Clayton”

Cameron Clayton, P. Eng., P. Geo.

CONSENT OF QUALIFIED PERSON
Jonathan Cooper, M.Sc., P. Eng.

March 30, 2026

To:	Seabridge Gold Inc.

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

The Office of the Yukon Superintendent of Securities

Re:	Seabridge Gold Inc. (the “Company”)

Management Information Circular of the Company dated March 30, 2026 (the “Circular”)

Reference is made to: (a) the Circular; and (b) the Technical Report titled “Courageous Lake Project, Pre-feasibility Study and Preliminary Economic Assessment NI 43-101 Technical Report” with an effective date of January 5, 2024, as amended and restated on March 23, 2026 (the “Technical Report”).

I hereby consent to the public filing of the Technical Report, to being named in the Circular and to the inclusion or incorporation by reference of information derived from the Technical Report within the Circular.

I confirm that I have read the Circular and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible. I have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Technical Report or that are within my knowledge as a result of the services I performed in connection with the Technical Report.

Yours truly,

“Jonathan Cooper”

Jonathan Cooper, M.Sc., P. Eng.

CONSENT OF QUALIFIED PERSON
Hassan Ghaffari, M.A.Sc., P. Eng.

March 30, 2026

To:	Seabridge Gold Inc.

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

The Office of the Yukon Superintendent of Securities

Re:	Seabridge Gold Inc. (the “Company”)

Management Information Circular of the Company dated March 30, 2026 (the “Circular”)

Reference is made to: (a) the Circular; and (b) the Technical Report titled “Courageous Lake Project, Pre-feasibility Study and Preliminary Economic Assessment NI 43-101 Technical Report” with an effective date of January 5, 2024, as amended and restated on March 23, 2026 (the “Technical Report”).

I hereby consent to the public filing of the Technical Report, to being named in the Circular and to the inclusion or incorporation by reference of information derived from the Technical Report within the Circular.

I confirm that I have read the Circular and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible. I have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Technical Report or that are within my knowledge as a result of the services I performed in connection with the Technical Report.

Yours truly,

“Hassan Ghaffari”

Hassan Ghaffari, M.A.Sc., P.Eng.

CONSENT OF QUALIFIED PERSON
Sorensen Jensen, P. Eng.

March 30, 2026

To:	Seabridge Gold Inc.

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

The Office of the Yukon Superintendent of Securities

Re:	Seabridge Gold Inc. (the “Company”)

Management Information Circular of the Company dated March 30, 2026 (the “Circular”)

Reference is made to: (a) the Circular; and (b) the Technical Report titled “Courageous Lake Project, Pre-feasibility Study and Preliminary Economic Assessment NI 43-101 Technical Report” with an effective date of January 5, 2024, as amended and restated on March 23, 2026 (the “Technical Report”).

I hereby consent to the public filing of the Technical Report, to being named in the Circular and to the inclusion or incorporation by reference of information derived from the Technical Report within the Circular.

I confirm that I have read the Circular and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible. I have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Technical Report or that are within my knowledge as a result of the services I performed in connection with the Technical Report.

Yours truly,

“Soren Jensen”

Soren Jensen, P. Eng.

CONSENT OF QUALIFIED PERSON

Kevin Murray, P. Eng.

March 30, 2026

To:	Seabridge Gold Inc.

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

The Office of the Yukon Superintendent of Securities

Re:	Seabridge Gold Inc. (the “Company”)

Management Information Circular of the Company dated March 30, 2026 (the “Circular”)

Reference is made to: (a) the Circular; and {b) the Technical Report titled "Courageous Lake Project, Pre-feasibility Study and Preliminary Economic Assessment NI 43-101 Technical Report" with an effective date of January 5, 2024, as amended and restated on March 23, 2026 (the "Technical Report").

I hereby consent to the public filing of the Technical Report, to being named in the Circular and to the inclusion or incorporation by reference of information derived from the Technical Report within the Circular.

I confirm that I have read the Circular and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible. I have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Technical Report or that are within my knowledge as a result of the services I performed in connection with the Technical Report.

Yours truly,

“Kevin Murray”

Kevin Murray, P. Eng.

CONSENT OF QUALIFIED PERSON

Harold Rolf Schmitt, P.Geo.

March 30, 2026

To:	Seabridge Gold Inc.

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

The Office of the Yukon Superintendent of Securities

Re:	Seabridge Gold Inc. (the “Company”)

Management Information Circular of the Company dated March 30, 2026 (the “Circular”)

Reference is made to: (a) the Circular; and {b) the Technical Report titled "Courageous Lake Project, Pre-feasibility Study and Preliminary Economic Assessment NI 43-101 Technical Report" with an effective date of January 5, 2024, as amended and restated on March 23, 2026 (the "Technical Report").

I hereby consent to the public filing of the Technical Report, to being named in the Circular and to the inclusion or incorporation by reference of information derived from the Technical Report within the Circular.

I confirm that I have read the Circular and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible. I have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Technical Report or that are within my knowledge as a result of the services I performed in connection with the Technical Report.

Yours truly,

“Harold Rolf Schmitt”

Harold Rolf Schmitt, p.Geo

CONSENT OF QUALIFIED PERSON

Aleksandar Spasojevic, P. Eng.

March 30, 2026

To:	Seabridge Gold Inc.

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

The Office of the Yukon Superintendent of Securities

Re:	Seabridge Gold Inc. (the “Company”)

Management Information Circular of the Company dated March 30, 2026 (the “Circular”)

Reference is made to: (a) the Circular; and (b) the Technical Report titled “Courageous Lake Project, Pre-feasibility Study and Preliminary Economic Assessment NI 43-101 Technical Report” with an effective date of January 5, 2024, as amended and restated on March 23, 2026 (the “Technical Report”).

I hereby consent to the public filing of the Technical Report, to being named in the Circular and to the inclusion or incorporation by reference of information derived from the Technical Report within the Circular.

I confirm that I have read the Circular and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible. I have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Technical Report or that are within my knowledge as a result of the services I performed in connection with the Technical Report.

Yours truly,

“Aleksandar Spasojevic”

Aleksandar Spasojevic, P. Eng.

Ausenco

CONSENT OF QUALIFIED PERSON
Allan George Strandberg, P.Eng

March 30, 2026

To:	Seabridge Gold Inc. British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission
Ontario Securities Commission

Nova Scotia Securities Commission

The Office of the Yukon Superintendent of Securities

Re:	Seabridge Gold Inc. (the “Company”) Management Information Circular of the Company dated March 30, 2026 (the “Circular”)

Reference is made to: (a) the Circular; and (b) the Technical Report titled “Courageous Lake Project, Pre-feasibility Study and Preliminary Economic Assessment NI 43-101 Technical Report” with an effective date of January 5, 2024, as amended and restated on March 23, 2026 (the “Technical Report”).

I hereby consent to the public filing of the Technical Report, to being named in the Circular and to the inclusion or incorporation by reference of information derived from the Technical Report within the Circular.

I confirm that I have read the Circular and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible. I have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Technical Report or that are within my knowledge as a result of the services I performed in connection with the Technical Report.

Yours truly,

“Allan George Strandberg”

Allan George Strandberg, P.Eng